United States

Securities and Exchange Commission

Washington, D.C. 20549

_______________________________________________________________

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

_______________________________________________________________

Toast, Inc.
(Name of Issuer)

Class A Common Stock, par value of $0.000001 per share
(Title of Class of Securities)

888787108
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jonathan Grimm
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 60,264
	6	Shared Voting Power 17,356,039
	7	Sole Dispositive Power 60,264
	8	Shared Dispositive Power 17,356,039
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,416,303
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 3.6%
12	Type of Reporting Person IN

ITEM 1.	(a) Name of Issuer:

Toast, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

333 Summer Street, Boston, Massachusetts 02210

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Jonathan Grimm (the “Reporting Person”);

(b) Address or Principal Business Office:

The business address of the Reporting Person is PO Box 464, Weston, Massachusetts 02493.

(c) Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d) Title of Class of Securities:

Class A Common Stock, par value of $0.000001 per share (“Class A Common Stock”).

(e) CUSIP Number:

888787108

ITEM 3.

Not Applicable.

ITEM 4.	Ownership.

The ownership information in this statement represents beneficial ownership of Class A Common Stock of the Issuer as of September 30, 2024, based upon 461,000,000 shares of Class A Common Stock issued and outstanding as of August 1, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 7, 2024. The information below assumes the conversion of the Class B Common Stock, par value $0.000001 per share (“Class B Common Stock”), of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

(a)

Amount beneficially owned:

The Reporting Person is deemed to be the beneficial owner of 17,416,303 shares of Class A Common Stock, which includes: (i) 60,264 shares of Class A Common Stock held directly by the Reporting Person; (ii)(A) 73,352 shares of Class A Common Stock and (B) 1,992,353 shares of Class A Common Stock issuable upon conversion of 1,992,353 shares of Class B Common Stock, in each case held in trusts over which the Reporting Person may be deemed to share voting and dispositive power; (iii)(A) 932,520 shares of Class A Common Stock and (B) 14,357,814 shares of Class A Common Stock issuable upon conversion of 14,357,814 shares of Class B Common Stock, in each case held in a trust for which the Reporting Person serves as co-trustee.

(b)	Percent of class: 3.6%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. 60,264

(ii)	Shared power to vote or direct the vote: 17,356,039

(iii)	Sole power to dispose or to direct the disposition of: 60,264

(iv)	Shared power to dispose or to direct the disposition of: 17,356,039

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2024

Jonathan Grimm

/s/ Jonathan Grimm